SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of August, 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




               RYANAIR : 100,000 PASSENGERS ON PAU - LONDON ROUTE

                       ADDS EUR5.4 MILLION TO LOCAL ECONOMY

Ryanair, Europe's No.1 low fares airline, today (26th August 2003) announced that it will carry 100,000 passengers in it's first full year on its new Pau - London route, providing an enormous tourism boost in Pau and the Bearn region, which will add EUR5.4 Million to the local and regional economy and will create 100 jobs in the area.

Speaking in Pau today, Ryanair's Chief Executive, Michael O'Leary said:

"The Ryanair effect is already evident at Pau. This year we will carry 100,000 passengers, 80% of whom will be visitors to this region, boosting the local economy, providing jobs as well as giving the people of the Bearn region low fares access to London.

Ryanair currently flies 25 routes to/from France, and like all other airports in Europe, Pau competed for Ryanair's business with 20 other airports, including nearby Tarbes.

Ryanair chose to partner Pau because of its efficient facilities, low costs and progressive management. It is not surprising that Mr. Denagiscarde, General Manager of Tarbes Chamber of Commerce was not happy about it, as Tarbes also submitted a similar low cost deal but was not selected. Mr. Denagiscarde called Ryanair "dogs" and attacked Pau CCI, claiming Pau had paid considerable sums of public money to Ryanair. This was untrue. He wrongly accused Pau of trying to "kill" Tarbes airports traffic. This too is untrue. It is strange that Mr. Denagiscarde would make such claims when he himself and Tarbes CCI, failed to admit that Tarbes airport also offered Ryanair a marketing support package similar to Pau.

Ryanair is working hard with Pau Airport to promote the Bearn region. We are committed to delivering jobs and thousands of tourists to Pau, Bearn and indeed the whole Pyrenees region (including Tarbes). Both we and our partners in Pau are committed to giving Bearn visitors and consumers low fares access from London without having to pay Air France's high fares and suffer the inconvenience of connecting through Paris. The supporters of Pau Airport and Bearn region should ignore the complaints of Mr. Denagiscarde and Tarbes CCI, which are the understandable upset of a 'mauvais perdants'"

Ends      26th August 2003

For further information:

Paul Fitzsimmons - Ryanair   Tarick Dali - DGM Conseil

Tel: 00 353 1 812 1228       Tel: 01 40 70 11 89





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  26 August 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director